Kineon, Inc.



ANNUAL REPORT

4840 Rebel Trail

Atlanta, GA 30327

0

https://kineon.io/

This Annual Report is dated April 19, 2024.

BUSINESS

Company Overview

Kineon, Inc. ("Kineon" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is a therapy device company that aims to provide a meaningful alternative to pharmaceuticals. The mission is to have a positive impact on the largest number of people in a meaningful way.

Advancements in laser technology have made it possible to create small, wearable devices that improve usability and dosing accuracy. Furthermore, the Company has integrated new optical sensing technology to optimize the physiological impacts of their devices.

We have seen that the Company's laser therapy devices have been gaining significant traction and are among the fastest-growing solutions in a growing segment. By utilizing the latest LED, laser, and light therapy solutions, the Company provides home-use products that enable individuals to practice self-care and aid in their recovery processes.

Business Model

Kineon sells devices through a sales site on Shopify and marketing through multiple channels such as paid ads, email marketing, affiliate partnerships, medical practitioner partnerships, and anticipated global distributors.

Corporate History

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc.

Intellectual Property

Kineon has a live Word Mark, "KINEON," filed on October 1, 2022.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold at December 31, 2023: $457,141

Number of Securities Sold: $23,000,000

Use of proceeds: Conversion of membership units to common stock due to entity conversion

Date: June 23, 2023

Offering exemption relied upon: 506(b)

<h2 style="text-align:center">REGULATORY INFORMATION</h2>

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<h2 style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</h2>

<h2 style="text-align:center">AND RESULTS OF OPERATION</h2>

Operating Results – 2023 Compared to 2022

As this is the first year of operation of Kineon Inc, no prior year comparison has been included. This will be included next year.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $126,787.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

<h2 style="text-align:center">DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES</h2>

Our directors and executive officers as of the date hereof, are as follows:

Name: Forrest Edward Smith

Forrest Edward Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Forrest runs the product and affiliate teams as well. He receives an annual salary of $60,000 and currently owns 53.19% of the company's voting rights.

Name: Thomas Stanley Sanderson

Thomas Stanley Sanderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Co-Founder, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Tom oversees operations, recruitment, logistics, supply chain, HR, finance, legal, strategy, and marketing. He receives an annual salary of $60,000 and owns 37.19% of the company's voting rights.

Other business experience in the past three years:

Employer: ESTOMAX

Title: Sales, Marketing, Strategy, Operations, HR

Dates of Service: July, 2018 - December, 2020

Responsibilities: Tom relocated car showroom from a 5,000 square foot warehouse into a purpose built 25,000 square foot showroom, display area and service centre.

Name: Edward Douglas Sanderson

Edward Douglas Sanderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Ed provides day to day supervision of Books of Account. He is an active participation in the budgeting process. He advises the CEO and COO on financial matters where appropriate. He receives an annual salary of $14,400. He owns approximately 5% of the company's equity.

Other business experience in the past three years:

Employer: Mastercook LLC Dubai

Title: Financial Director (Part-Time)

Dates of Service: August, 2016 - Present

Responsibilities: Ed has developed the full range of cloud-based accounting supported by a team of 4 accounting staff.

Other business experience in the past three years:

Employer: Paul Meehan Properties Ltd, UK

Title: Financial Consultant (Part-Time)

Dates of Service: July, 2011 - Present

Responsibilities: Ed runs all day to day business and accounting aspects of the company.

Other business experience in the past three years:

Employer: ESTOMAX Ltd

Title: Financial Director (Part-Time)

Dates of Service: July, 2005 - Present

Responsibilities: Ed provides invoiced financial consultancy services to external bodies and process the financial books of the company; he submits VAT quarterly returns and annual HMRC tax returns and other statutory submissions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Forrest Edward Smith

Amount and nature of Beneficial ownership: 10,638,298

Percent of class: 53.19

Title of class: Common Stock

Stockholder Name: Thomas Stanley Sanderson

Amount and nature of Beneficial ownership: 7,446,809

Percent of class: 37.23

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our GUT+ and BRAIN+. Delays or cost overruns in the development of our GUT+ and BRAIN+ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively limited revenue, 3.5M+ to date. If you are investing in this company, it's because you think that The MOVE+, GUT+ and BRAIN+ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Furthermore, due to constant reinvestment into the team, marketing, R&D and products, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. It may be difficult to effect service of process and enforce judgments against directors and officers located internationally. Thomas Stanley Sanderson and Edward Douglas Sanderson, COO/Director & CFO/Director, respectively, are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2024.

Kineon, Inc.

By /s/ *Forrest Edward Smith*

      Name: <u>Kineon Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

REVIIV LIGHT LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Reviiv Light LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Reviiv Light LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 26, 2023
Los Angeles, California

REVIIV LIGHT LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 66,488	$ 147,789
Acccounts Receivable, net	828	-
Inventory	205,159	9,289
Prepaids and Other Current Assets	47,544	-
Total current assets	**320,020**	**157,078**
Total assets	**$ 320,020**	**$ 157,078**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 261,019	$ 15,681
Credit Cards	5,557	-
Forward Financing	-	79,942
Loan Agreement	-	75,000
Other Current Liabilities	97,596	175,292
Total current liabilities	**364,173**	**345,915**
Total liabilities	**364,173**	**345,915**
MEMBERS' EQUITY		
Members' Equity	(44,154)	(188,837)
Total Members' Equity	**(44,154)**	**(188,837)**
Total Liabilities and Members' Equity	**$ 320,019**	**$ 157,078**

See accompanying notes to financial statements.

REVIIV LIGHT LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,328,825	$ -
Cost of Goods Sold	359,724	-
Gross profit	969,101	-
Operating expenses		
General and Administrative	501,334	22,027
Sales and Marketing	457,689	144,237
Total operating expenses	959,024	166,264
Operating Income/(Loss)	10,077	(166,264)
Interest Expense	17,009	31,549
Other Loss/(Income)	23,385	(21)
Income/(Loss) before provision for income taxes	(30,317)	(197,792)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (30,317)**	**$ (197,792)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception- September 2, 2021	$ -
Capital Contribution	13,850
Capital Distribution	(4,895)
Net income/(loss)	(197,792)
Balance—December 31, 2021	$ (188,837)
Debt to equity conversions	175,000
Net income/(loss)	(30,317)
Balance—December 31, 2022	$ (44,154)

See accompanying notes to financial statements.

REVIIV LIGHT LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(30,317)	$	(197,792)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		(195,871)		(9,289)
Acccounts Receivable, net		(828)		
Prepaids and Other Current Assets		(47,544)		-
Accounts Payable		245,339		15,681
Credit Cards		5,557		-
Other Current Liabilities		(77,696)		175,292
Loan Premium				25,000
Net cash provided/(used) by operating activities		**(101,359)**		**8,892**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		100,000		13,850
Capital Distribution				(4,895)
Forward Financing		(79,942)		79,942
Borowing on Loan Agreement		-		50,000
Net cash provided/(used) by financing activities		**20,058**		**138,897**
Change in cash		(81,301)		147,789
Cash—beginning of year		147,789		-
Cash—end of year	$	**66,488**	$	**147,789**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	31,549
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	75,000	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Reviiv Light LLC was formed on September 2, 2021 in the state of Nevada. The financial statements of Reviiv Light LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reviiv Light LLC.

Reviiv Light is a Device design, production and marketing company providing solutions to consumers for improving the quality of life. Reviiv products are based on using the technology Red Light Therapy to improve the quality of people life. We are a 'Direct to Consumer' business using predominantly Shopify as our online sales platform, but also Indiegogo as a Crowdfunding platform to generate ongoing sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (First-in-first-out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of Reviiv products based on using the technology Red Light Therapy.

Cost of sales

Costs of goods sold include the cost of finished goods and shipping cost.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $457,689 and $144,237, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 205,159	$ 9,289
Total Inventory	**$ 205,159**	**$ 9,289**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Reserve hold	$ 16,752	$ -
Pre-production cost	243	-
Other current assets	30,548	-
Total Prepaids and other current asset	**$ 47,544**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Customer prepayments	$ 93,679	$ 175,292
Deferred Expenses	3,500	-
Shopify Sales Tax Collected	417	-
Total Other Current Liabilities	**$ 97,596**	**$ 175,292**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Forrest Smith	100.0%
TOTAL	**100.0%**

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan premium	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Edward Douglas Sanderson- Loan Agreement	$ 25,000	$ 12,500	9/14/2021	12/14/2021	$ -	$ -	$ -	$ 37,500	$ -	$ 37,500
William Smith- Loan Agreement	$ 25,000	$ 12,500	9/14/2021	12/14/2021	$ -	$ -	$ -	$ 37,500		$ 37,500
Total	**$ 50,000**	**$ 25,000**			**$ -**	**$ -**	**$ -**	**$ 75,000**	**$ -**	**$ 75,000**

7.   RELATED PARTY

In September of 2021, the Company entered into a loan agreement with Edward Douglas Sanderson, Financial Controller of the Company, in the amount of $25,000. The loan bears a flat 50% of premium. $37,500 should be repaid three months after the loan contract date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $0 and $37,500, respectively.

In September of 2021, the Company entered into a loan agreement with William Smith, the father of Forest Smith (the CEO and sole member of the Company), in the amount of $25,000. The loan bears a flat 50% of premium. $37,500 should be repaid three months after the loan contract date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $0 and $37,500, respectively.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 26, 2023, which is the date the financial statements were available to be issued.

The Company is presently engaged in the process of transitioning from a Limited Liability Company (LLC) to a Delaware Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $30,317, an operating cash flow loss of $101,359 and liquid assets in cash of $66,488, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Reviiv Light LLC
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
PayPal (AUD)		0.00
PayPal (CAD)		0.00
PayPal (CHF)		0.00
PayPal (CZK)		0.00
PayPal (EUR)		0.00
PayPal (GBP)		0.00
Paypal (HKD)		0.00
PayPal (MXN)		0.00
PayPal (SEK)		0.00
PayPal (SGD)		0.00
PayPal (USD)		0.00
Wayflyer		0.00
WELLS F US$(1409) -Reviiv		8,403.34
Wise Accounts GBP		
WISE US GB£ (3148)		0.00
Total Wise Accounts GBP	$	0.00
Wise Accounts USD		
WISE US US$ (2599)		0.00
WISE US$ (9807)-Estomax		0.00
Total Wise Accounts USD	$	0.00
Total Bank Accounts	$	8,403.34
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	0.00

Other Current Assets

Clearing Accounts

Amazon Payments Clearing Account		25.21
Authorize_net Clearing Account		17,187.75
PayPal Clearing Account		10,310.74
Paypal General Currency Conversion		0.00
PayPal Hold & Release Clearing Account		0.00
Shop Pay Clearing Account		38,243.59
Shopify Carried Balances		13,344.26
Shopify Clearing Account		31,672.63
Shopify Pending Balances		14,289.24
Stripe Clearing Account		0.00
Wayflyer Clearing Account		-5,571.40
Wise Clearing Account		0.00
Total Clearing Accounts	$	**119,502.02**
Inventory Asset		-26,304.34
Kineon Advancements		31,627.55
Outfund Loan		2,021.92
PayArc Reserve Hold		1,352.20
Payments to deposit		0.00
PayPal Hold & Release (GBP)		-0.04
Prepaid expenses		220,000.00
Wayflyer Prepaid Loan Fees		-3,183.44
Total Other Current Assets	$	**345,015.87**
Total Current Assets	$	**353,419.21**

Other Assets

Pre-production cost		0.00
Total Other Assets	$	**0.00**
TOTAL ASSETS	$	**353,419.21**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable (A/P)		142,945.55
Accounts Payable (A/P) - EUR		5,003.31
Accounts Payable (A/P) - GBP		30,347.04
Total Accounts Payable	$	**178,295.90**
Credit Cards		
ClearCo		0.00
Parker Card		0.00
Ramp Card		0.00
Total Credit Cards	$	**0.00**
Other Current Liabilities		
Accruals		
Software Accruals		0.00
Total Accruals	$	**0.00**
Clearbanc Loan		28,841.69
Customer prepayments		205,505.90
Deferred Expenses		0.00
Outfund		0.00
Shopify Gift Card Liabilities		0.00
Shopify Sales Tax Collected		6,498.14
Short-term business loans		0.00
Wayflyer Loan		286,270.67
Total Other Current Liabilities	$	**527,116.40**
Total Current Liabilities	$	**705,412.30**
Total Liabilities	$	**705,412.30**
Equity		
Opening balance equity		-5,240.95
Owner investments		128,850.00
Retained Earnings		-150,267.48
Net Income		-325,334.66
Total Equity	-$	**351,993.09**
TOTAL LIABILITIES AND EQUITY	$	**353,419.21**

Sunday, Mar 31, 2024 01:09:22 PM GMT-7 - Accrual Basis

Kineon Inc
Profit and Loss
June 23 - December 31, 2023

$000's

Income	
Crowdfunded Sales	147
Sales of Product Income	2,662
Total Income	**$ 2,809**
Cost of Goods Sold	
1 Finished Goods	399
2 R&D	12
3 Shipping ex-Factory	88
4 Shipping & Fulfillment	74
Total Cost of Goods Sold	**$ 574**
Gross Profit	**$ 2,235**
Expenses	
1. Advertising & Promotional	1,231
2. Contractors and Consultants	470
3. Marketing	387
4. Admin Expenses	227
5. Interests and Bank Charges	161
6. Others	2
Total Expenses	**$ 2,478**
Net Operating Income	(243)
Net Other Income	(3)
Net Income	(246)

Reviiv Light LLC
Profit and Loss
January - December 2022

	Total	
	Jan - Dec 2022	**% of Income**
Income		
Crowdfunded Sales		0.00%
Indiegogo Sales Revenue	719,027.00	54.11%
Indiegogo Shipping Revenue	108,254.00	8.15%
Total Crowdfunded Sales	**$ 827,281.00**	**62.26%**
Refunds to customers	-54.25	0.00%
Shopify Sales		0.00%
Shopify Discounts	-186,364.63	-14.02%
Shopify Refunds	-32,416.72	-2.44%
Shopify Sales Revenue	685,525.71	51.59%
Shopify Shipping Revenue	34,853.44	2.62%
Total Shopify Sales	**$ 501,597.80**	**37.75%**
Total Income	**$ 1,328,824.55**	**100.00%**
Cost of Goods Sold		
Finished Goods	257,617.00	19.39%
Shipping & Fulfillment	47,340.76	3.56%
Shipping ex-Factory	54,766.00	4.12%
Total Cost of Goods Sold	**$ 359,723.76**	**27.07%**
Gross Profit	**$ 969,100.79**	**72.93%**
Expenses		
1. Advertising & Promotional		0.00%
Facebook Advertising	211,691.48	15.93%
Google Advertising	5,800.00	0.44%
Publications	8,869.56	0.67%
SMS Advertising	140.00	0.01%

TikTok Advertising		4,020.00	0.30%
Youtube Advertising		25,000.00	1.88%
Total 1. Advertising & Promotional	$	**255,521.04**	**19.23%**
2. Contractors and Consultants		70.51	0.01%
Affiliates and Content Creators		27,403.40	2.06%
Freelance Contractors		133,860.62	10.07%
Management		109,005.56	8.20%
Virtual Assistants		19,217.55	1.45%
Total 2. Contractors and Consultants	$	**289,557.64**	**21.79%**
3. Marketing			0.00%
Influencer Outreach		2,500.00	0.19%
Marketing Agency		86,355.05	6.50%
Photography & Video		15,583.27	1.17%
Public Relations		17,216.55	1.30%
Third Party Promotions		75,222.94	5.66%
Total 3. Marketing	$	**196,877.81**	**14.82%**
4. Admin Expenses			0.00%
General business expenses			0.00%
Memberships & subscriptions		339.00	0.03%
Total General business expenses	$	**339.00**	**0.03%**
Insurance		1,295.48	0.10%
Business insurance		2,590.45	0.19%
Total Insurance	$	**3,885.93**	**0.29%**
Legal & Professional Services			0.00%
Accounting & Bookkeeping		9,595.00	0.72%
Legal Services		4,426.24	0.33%
Patent & Trademark		1,000.00	0.08%
Total Legal & Professional Services	$	**15,021.24**	**1.13%**
Meals & Entertainment		1,009.96	0.08%
Office Expenses		294.36	0.02%
Merchant account fees		126.00	0.01%
Shipping & Postage		1,256.85	0.09%
Software		29,066.64	2.19%

Supplies		1,752.91	0.13%
Tools & Equipment (Under $1,000)		383.70	0.03%
Total Office Expenses	$	**32,880.46**	**2.47%**
Travel		2,427.87	0.18%
Airfare		1,294.67	0.10%
Lodging		542.65	0.04%
Transport		419.07	0.03%
Travel - GB£		148.83	0.01%
Travel Meals		274.44	0.02%
Total Travel	$	**5,107.53**	**0.38%**
Total 4. Admin Expenses	$	**58,244.12**	**4.38%**
5. Interests and Bank Charges			0.00%
Bank Charges		7.91	0.00%
Amazon Payments Fees		472.43	0.04%
Clear Co Fees		5,287.35	0.40%
Partial.ly Fees		316.23	0.02%
PayArc Fees		7,766.56	0.58%
Shop Pay Fees		3,523.65	0.27%
Shopify Installments (Affirm) Fees		272.48	0.02%
Stripe Fees		6,771.79	0.51%
TransferWise Fees		635.21	0.05%
Wells Fargo Bank Charges		1,349.98	0.10%
Total Bank Charges	$	**26,403.59**	**1.99%**
Interest Paid			0.00%
Business Loan Interest		17,009.39	1.28%
WayFlyer Fees		1,850.00	0.14%
Total Interest Paid	$	**18,859.39**	**1.42%**
Merchant Fees			0.00%
Indiegogo Platform Fee		47,642.56	3.59%
Indiegogo Processing Fee		18,190.15	1.37%
PayPal Fees		6,040.63	0.45%
Shopify Fees		4,570.56	0.34%
Total Merchant Fees	$	**76,443.90**	**5.75%**

Total 5. Interests and Bank Charges	**$**	**121,706.88**	**9.16%**
6. Others			0.00%
Contributions to charities		1,045.35	0.08%
Research & Development		21,961.56	1.65%
Uncategorized Expense		399.33	0.03%
Total 6. Others	**$**	**23,406.24**	**1.76%**
Photography & Video (deleted)		99.00	0.01%
Supplies		0.00	0.00%
Total Expenses	**$**	**945,412.73**	**71.15%**
Net Operating Income	**$**	**23,688.06**	**1.78%**
Other Income			
Other income			0.00%
Interest earned		13.13	0.00%
Total Other income	**$**	**13.13**	**0.00%**
Total Other Income	**$**	**13.13**	**0.00%**
Other Expenses			
Unrealized Gain or Loss		0.00	0.00%
Disputes & Claims		1,379.38	0.10%
Exchange Gain or Loss		25.33	0.00%
Total Other Expenses	**$**	**1,404.71**	**0.11%**
Net Other Income	**-$**	**1,391.58**	**-0.10%**
Net Income	**$**	**22,296.48**	**1.68%**

Kineon Inc
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-4,888.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Clearing & Suspense Account:Amazon Payments Clearing	-440.71
Clearing & Suspense Account:Manual Clearing	-2,500.00
Clearing & Suspense Account:PayPal Clearing Account	487.25
Clearing & Suspense Account:Shop Cash Clearing	0.00
Clearing & Suspense Account:Shop Pay Installments Clearing	-67,593.80
Clearing & Suspense Account:TrueMed Clearing	-92,180.64
Inventory Asset	-369,127.74
Prepaid expenses	-15,000.00
Shopify Carried Balances	-63,064.95
Suspense Account	-21,448.72
Accounts Payable (A/P)	372,521.33
Accounts Payable (A/P) - EUR	2,029.58
Accounts Payable (A/P) - GBP	11,535.57
Chase Card #3691	60,329.34
Ramp	-110.81
Customer prepayments	25,133.58
Due to - Reviiv Light LLC	-171,100.37
Sales tax to pay	-75.36
Shopify Sales Tax Collected	140.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 330,465.73
Net cash provided by operating activities	-$ 335,353.90
INVESTING ACTIVITIES	
PayPal Hold	-2,000.23
Net cash provided by investing activities	-$ 2,000.23

FINANCING ACTIVITIES

Common stock		457,140.99
Opening balance equity		7,000.00
Net cash provided by financing activities	**$**	**464,140.99**
Net cash increase for period	**$**	**126,786.86**
Cash at end of period	**$**	**126,786.86**

Kineon Inc
23-June-2023 to 31-Dec-2023

	Common stock		Additional Paid-in Capital	Deducted from Compensation	Annual Incentive	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Issuance of founders stock	20,000,000	20,000,000	-	-	-	-	20,000,000
Net income (loss)	-	-	-	-	-	(4,888)	(4,888)
Shares issued for cash	457,141	457,141	457,141	-	-	-	457,141
Stock option compensation	87,231	87,231		87,231	-	-	87,231
Shares issued for services	70,000	70,000	-	-	70,000	-	70,000
December 31, 2023	20,614,372	$ 20,614,372	$ 457,141	$ 87,231	$ 70,000	$ (4,888)	$ 20,609,484

Authorised Share Capital	23,000,000
Founders' stock	20,000,000
Authorised Additional Equity offered	3,000,000
Taken up on SE offer process	(457,141)
Options	(157,231)
Available for future Purchase	2,385,628

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Share Price $ 1.00

NOTE 1 – NATURE OF OPERATIONS

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc. The financial statements of Kineon, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA.

The Company is a therapy device company that aims to provide a meaningful alternative to pharmaceuticals. The mission is to have a positive impact on the largest number of people in a meaningful way. Advancements in laser technology have made it possible to create small, wearable devices that improve usability and dosing accuracy. Furthermore, the Company has integrated new optical sensing technology to optimize the physiological impacts of their devices.

We have seen that the Company's laser therapy devices have been gaining significant traction and are among the fastest-growing solutions in a growing segment. By utilizing the latest LED, laser, and light therapy solutions, the Company provides home-use products that enable individuals to practice self-care and aid in their recovery processes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues during the sale of a finished product to customers through direct to consumer channels. The Company satisfies its performance obligation and records revenues when transfer of control has passed to the customer, which is the date at which the product ships for digital commerce customers. The transaction price is determined based upon the sales price. Payment is due at the time of sale for digital commerce transactions.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and GA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

In 2022, the Company entered into a loan agreement whereby the lender would advance $70,000 in funds to the Company subject to the Company's maintenance of specified sales levels. The loan bore interest at 20% of daily sales and expired in 2023.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The amount of security authorized is $23,000,000.

Final Amount Sold as at December 31, 2023: $457,141

Authorised Share Capital	23,000,000
Founders' stock	20,000,000
Authorised Additional Equity offered	3,000,000
Taken up on SE offer process	(457,141)
Options	(157,231)
Available for future Purchase	2,385,628

A full detailed support ledger is available in support of the External Shareholders information which is maintained in secure file structures within the Corporation.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 1st, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Forrest Edward Smith, Chief Executive Officer of Kineon Inc, hereby certify that the financial statements of Kineon Inc and notes thereto for the period from business registration of 23rd June 2023 ending 31st December 2023 (first Fiscal Year End of Review) included in this Form C-AR statement are true and complete to the extent presently possible and will be updated as soon as finalised results are available.

Kineon Inc has not yet filed its federal tax return for 2023.

Kineon Inc was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th April, 2024

 (Signature)

Chief Executive Officer

4th April 2024

CERTIFICATION

I, Forrest Edward Smith, Principal Executive Officer of Kineon, Inc., hereby certify that the financial statements of Kineon, Inc. included in this Report are true and complete in all material respects.

Forrest Edward Smith

CEO